                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                            COSTILLA ENERGY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.10 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22161G103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Julia Murray
                           General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                               Houston, TX  77002
                                 (713) 853-6161
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 3, 1998
-------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                      13D

-----------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Enron Capital & Trade Resources Corp.
-----------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /_/
                                                                (b) /X/
                                                                     -
-----------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC
 -----------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

-----------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
  -----------------------------------------------------------------------------------------------------
                    7       SOLE VOTING POWER

      NUMBER OF             0
       SHARES       -----------------------------------------------------------------------------------
    BENEFICIALLY    8       SHARED VOTING POWER
      OWNED BY
       EACH                 4,035,512*
     REPORTING      -----------------------------------------------------------------------------------
      PERSON        9       SOLE DISPOSITIVE POWER
       WITH
                            0
                    -----------------------------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            4,035,512*
-----------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,035,512*
-----------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          N/A
-----------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.8%**
-----------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

          CO
-----------------------------------------------------------------------------------------------------

* Represents shares of Common Stock initially issuable upon conversion of 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock of Costilla Energy, Inc. described herein.
** Based on information contained in the Form 10-Q of Costilla Energy, Inc. for the Quarter ended March 31, 1998 as of May 14, 1998.

                                    SCHEDULE
                                      13D

-----------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Enron Corp.
-----------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /_/
                                                                  (b) /X/
                                                                       -

-----------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         WC
-----------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

-----------------------------------------------------------------------------------------------------

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Oregon
-----------------------------------------------------------------------------------------------------
                    7       SOLE VOTING POWER
 NUMBER OF
  SHARES                    0
BENEFICIALLY        ----------------------------------------------------------------------------------
 OWNED BY           8       SHARED VOTING POWER
  EACH
REPORTING                   4,035,512*
 PERSON             ----------------------------------------------------------------------------------
  WITH              9       SOLE DISPOSITIVE POWER

                            0
                    ----------------------------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            4,035,512*
------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,035,512*
-----------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          N/A
-----------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.8% **
-----------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          CO
-----------------------------------------------------------------------------------------------------

* Represents shares of Common Stock initially issuable upon conversion of 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock of Costilla Energy, Inc. described herein.
** Based on information contained in the Form 10-Q of Costilla Energy, Inc. for the Quarter ended March 31, 1998 as of May 14, 1998.

                                    SCHEDULE
                                      13D

-----------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joint Energy Development Investments II Limited Partnership
-----------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /_/
                                                                  (b) /X/
                                                                       -
-----------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         BK
-----------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/

-----------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------------------------------
                    7       SOLE VOTING POWER
  NUMBER OF
   SHARES                   0
BENEFICIALLY        ---------------------------------------------------------------------------------
  OWNED BY          8       SHARED VOTING POWER
   EACH
 REPORTING                  3,026,634*
  PERSON            --------------------------------------------------------------------------------
   WITH             9       SOLE DISPOSITIVE POWER

                            0
                    --------------------------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            3,026,634*
----------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,026,634*
-----------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          N/A
-----------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.6% **
-----------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON
          CO
-----------------------------------------------------------------------------------------------------

* Represents shares of Common Stock issuable upon conversion of 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock of Costilla Energy, Inc. described herein.
** Based on information contained in the Form 10-Q of Costilla Energy, Inc. for the Quarter ended March 31, 1998 as of May 14, 1998.

                           STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Costilla Energy, Inc., a Delaware corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Entities (as defined herein).

Item 1.  Security and Issuer.

     This statement relates to the shares of common stock, $0.10 par value ("Common Stock"), of Costilla Energy, Inc. The address of the principal executive office of the Issuer is 400 West Midland, Suite 1000, Midland, Texas 79701.

Item 2.  Identity and Background.

     This statement is being filed by (i) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users, as well as the provision of risk management services, (ii) Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas and electricity company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, and the purchasing and marketing of electricity and other energy- related commitments, and (iii) Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II"), which is engaged primarily in the business of investing in and managing certain energy related assets. ECT, Enron and JEDI II are referred to herein as the "Reporting Entities." ECT is a wholly-owned subsidiary of Enron. Additional entities that may be deemed to be control persons of JEDI II are (a) Enron Capital Management II Limited Partnership, a Delaware limited partnership and the general partner of JEDI II ("ECMLP II"), whose principal business is to manage oil and gas related investments, (b) Enron Capital II Corp., a Delaware corporation and the general partner of ECMLP II ("ECC II"), whose principal business is to manage oil and gas related investments, and ECT. ECC II is a wholly owned subsidiary of ECT and an indirect, wholly owned subsidiary of Enron.

     The address of the principal business office of ECT, JEDI II, ECMLP II, ECC II and Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECT, Enron and ECC II. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron, ECMLP II, ECC II or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     None of the Reporting Entities, nor to their knowledge ECMLP II or ECC II or any person listed on Schedule I hereto, has been, during the last five years
(a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 3, 1998, pursuant to a Securities Purchase Agreement among ECT, JEDI II and the Issuer (the "Securities Purchase Agreement"), ECT purchased from the Issuer an aggregate of 12,500 shares of the Issuer's 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock (the "Preferred Stock"), and JEDI II purchased from the Issuer 37,500 shares of Preferred Stock. The aggregate purchase price for such securities was $50,000,000 in cash, of which $37,500,000 was paid by JEDI II and $12,500,000 was paid by ECT. See Item 4 for a more complete description of the Preferred Stock and the transactions contemplated by the Securities Purchase Agreement.

     The source of the funds used for the purchases of the Preferred Stock by ECT was working capital on hand. JEDI II utilized funds borrowed pursuant to JEDI II's existing Revolving Credit Agreement with The Chase Manhattan Bank and Barclays Bank PLC as agents for certain other banks (the "Credit Agreement") for purchases of the Preferred Stock. A copy of the Credit Agreement is attached as an exhibit to this statement on Schedule 13D and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

     The purchase of the Preferred Stock was the result of a negotiated transaction with the Issuer. The Preferred Stock was acquired for investment purposes. ECT and JEDI II intend to review their investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer (including opportunities to provide financing from time to time to the Issuer for expansion of its business), the Issuer's business and prospects, other investment and business opportunities available to ECT or JEDI II, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

     The Securities Purchase Agreement, the Registration Rights Agreement (as defined below) and the Certificate of Designations relating to the Preferred Stock (the "Certificate of Designation"), are each attached as exhibits to this statement on Schedule 13D and incorporated herein by reference, and the following summaries of the terms of such agreements or instruments are qualified by reference to the actual agreements or instruments.

     Securities Purchase Agreement. On June 3, 1998, ECT and JEDI II acquired the Preferred Stock described in Item 3, pursuant to the Securities Purchase Agreement. In addition to providing for the transactions described in Item 3, the Securities Purchase Agreement includes provisions that are intended to limit ECT's and JEDI II's obligations or liability to the Issuer including those that provide that, to the fullest extent permitted by law, ECT, JEDI II and their respective affiliates (including, without limitation any director designated by ECT and JEDI II for nomination to the board of directors of the Issuer, as described below) are not restricted from engaging in any business activity, regardless of whether such activity is in direct or indirect competition with the Issuer and are not required to offer any business opportunity to the Issuer.

     Registration Rights Agreement. The Issuer, ECT and JEDI II entered into a Registration Rights Agreement dated as of June 3, 1998 (the "Registration Rights Agreement"), which requires the Issuer to register for sale under the Securities Act of 1933, as amended (the "Securities Act") the shares of Common Stock issuable upon conversion of the Preferred Stock, at the expense of the Issuer. These rights include "piggy back" rights to include shares of Common Stock in Securities Act registrations effected by the Issuer, as well as certain "demand" registration rights. ECT and JEDI II (and certain of their transferees) can request an aggregate of three demand registrations and can request to include shares of Common Stock in any Registration Statement (other than registration statements on Form S-4, S-8 or with respect to transactions subject to Rule 145 under the Securities Act) covering Common Stock of the Issuer.

     Preferred Stock. The Preferred Stock accrues cumulative quarterly dividends at a rate of $70.00 per share per annum (except to the extent dividends are permitted to be paid in Common Stock, as described below, in which case at a rate of $80.00 per share per annum). Dividends may be paid either in cash or, during any period in which the Issuer does not have legally available funds for the payment of dividends in cash or is contractually precluded by the terms of its outstanding 10 1/4% Senior Notes due 2006 (the "Notes") from paying dividends in cash on the Preferred Stock, at the election of the Issuer's board of directors, in additional shares of Common Stock at the rate set forth above. The Preferred Stock is entitled to a liquidation preference of $1000.00 per share, plus accrued and unpaid dividends to the date of final distribution as specified in the Certificate of Designation.

     The Certificate of Designation provides that for so long as ECT, JEDI II or any of their respective affiliates, designees or direct or indirect transferees of Preferred Stock (the "Eligible Holders") collectively directly or indirectly beneficially own any shares of Preferred Stock, or Common Stock issued upon the exercise of Preferred Stock in an amount which constitutes 5% or more of the then outstanding shares of Common Stock, the Eligible Holders, acting by the vote of a majority of the Preferred Stock (if any Preferred Stock is then outstanding), or by a majority of the Common Stock held by Eligible Holders (if no Preferred Stock is then outstanding) issued upon conversion of the Preferred Stock, have the right (i) collectively, to nominate one person for election to the board of directors of the Issuer, or (ii) individually, (A) to receive prior notice of any proposed action by the Issuer's board of directors, and to receive reasonable notice of and to have one representative attend any meeting of the Issuer's board of directors, (B) to receive all management reports and management accounts relating to the Issuer and (C) to have access to the books and records of the Issuer. The board of directors of the Issuer has appointed Timothy J. Detmering as a director of the Issuer as the initial designee of ECT and JEDI II.

     In addition to the rights of Eligible Holders set forth in the preceding paragraph, if (A) dividends payable on the shares of Preferred Stock have not been declared and paid in an aggregate amount equal to at least four consecutive quarterly dividends on such shares or dividends on the Preferred Stock are paid in kind for four quarters in the aggregate, (B) there occurs an event of default under the Notes or any credit facility which enables the holders of the Notes or of the indebtedness outstanding under such credit facility to accelerate any of the indebtedness represented thereby, (C) the Issuer breaches or otherwise fails to observe or perform any other representation, warranty, covenant or agreement set forth in the Certificate of Designation, the Securities Purchase Agreement or the Registration Rights Agreement, (D) certain bankruptcy or insolvency related events occur, the holders of Preferred Stock have the right, voting separately as a class, to elect that number of directors which most closely approximates, as a portion of the entire board of directors of the Issuer, but which is no greater than, the ratio that the number of shares of Common Stock issuable upon the conversion of the Preferred Stock would bear to the total number of shares of Common Stock then outstanding, but in no event less than two directors of the Issuer (including any director nominated by the Eligible Holders and elected as provided in the preceding paragraph). The right of the Preferred Stock to elect directors continues (x) if the right to elect such directors arose because of an event described in clause (A) (to the extent such right arose because of the payment of dividends in kind) or (D), until all of the shares of the Preferred Stock have been converted, redeemed or otherwise retired, (y) if the right to elect such directors arose because of an event described in clause
(B) or (C) above, until the event of default, breach or failure has been cured, or (z) otherwise, until all accumulated dividends on the Preferred Stock have been paid, or declared and funds set aside for payment in full.

     In addition, the affirmative vote or consent of the holders of at least a majority of the shares of Preferred Stock, voting separately as a separate class, is necessary to authorize:

                 (i) any merger, consolidation, sale of substantially all of the Issuer's assets or similar business combination transaction if, after and giving effect to such transaction, (A) the holders of the Common Stock immediately prior to the transaction do not own a majority or more of the voting power of the common stock or other equity securities having ordinary voting rights in the election of directors of the entity resulting from the transaction, or (B) individuals who before such transaction was first publicly announced constituted the board of directors of the Issuer cease for any reason to constitute a majority of the board of directors of the entity resulting from such transaction;

                 (ii) any change to the Issuer's certificate of incorporation that would (A) change the aggregate number of authorized shares of Preferred Stock or of unissued preferred stock of the Issuer,
     (B) change the par value of the Preferred Stock, (C) effect an exchange, reclassification or cancellation of all or part of the shares of the Preferred Stock, (D) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into the shares of Preferred Stock, (E) change the designations, preferences, limitations or relative rights of the shares the Preferred Stock, (F) change the shares of the Preferred Stock into the same or a different number of shares of the same class or series or another class or series, (G) create a new class or series of shares having rights and preferences on a parity with, prior or superior to the shares of the Preferred Stock, or increase the rights and preferences of any class or series having rights and preferences on a parity with, prior or superior to the shares of the Preferred Stock, or increase the rights and preferences of any class or series having rights or preferences later or inferior to the shares of the Preferred Stock in such a manner as to become on a parity with, prior or superior to the shares of the Preferred Stock, (H) limit or deny the existing preemptive rights of the shares of the Preferred Stock, or (I) cancel or otherwise affect dividends on the shares of the Preferred Stock that had accrued but had not been declared; or

                 (iii) the issuance of any class or series of capital stock senior to, or on a parity with, the Preferred Stock.

     The Preferred Stock may be redeemed at the option of the Issuer at any time after June 15, 2001 if the price of the Common Stock reaches certain levels specified in the Certificate of Designation, initially at a price of 107% of the liquidation value plus accrued and unpaid dividends, which redemption price declines as specified in the Certificate of Designation.

     Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP II or ECC II or any person listed on
Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) None of the Reporting Entities directly owns any Common Stock. However, ECT owns shares of Preferred Stock which are presently convertible into 1,008,878 shares of Common Stock, and JEDI II owns shares of Preferred Stock which are presently convertible into 3,026,634 shares of Common Stock, in each case subject to adjustment as set forth in the Certificate of Designation. If such shares of Preferred Stock were converted into Common Stock, the shares of Common Stock issuable upon conversion of such Preferred Stock would represent approximately 7.2% and 21.6%, respectively, of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of May 14, 1998 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998). Enron, ECT, ECMLP II and ECC II may be deemed to beneficially own the shares of Preferred Stock held by JEDI II. Enron may also be deemed to beneficially own the shares of Preferred Stock held by ECT. See Item 2. Enron disclaims beneficial ownership of any shares of Preferred Stock. JEDI II disclaims beneficial ownership of the shares of Preferred Stock issued to ECT. ECT disclaims beneficial ownership of the shares of Preferred Stock issued to JEDI II.

     (b) ECT and Enron may be deemed to share voting and dispositive power over the Preferred Stock (and the shares of Common Stock issuable upon conversion thereof) held directly by ECT. In addition, Enron, ECT, ECMLP II, ECC II and JEDI II may be deemed to share voting and dispositive power over the Preferred Stock (and the shares of Common Stock issuable upon conversion thereof) held by JEDI II. See Item 2.

     (c) Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge ECMLP II, ECC II or any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the preceding sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See the description of the Securities Purchase Agreement, the Preferred Stock, the Registration Rights Agreement and the Certificate of Designation in
Item 4 above.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 Securities Purchase Agreement dated as of June 3, 1998 among the Issuer, ECT and JEDI II.

     Exhibit 2 Registration Rights Agreement dated as of June 3, 1998 by and among the Issuer, ECT and JEDI II.

     Exhibit 3 Certificate of Designations for 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock of Costilla Energy, Inc.

     Exhibit 4 Revolving Credit Agreement dated as of May 26, 1998 among Joint Energy Development Investments II Limited Partnership, as Borrower, the Banks named therein, as Banks, The Chase Manhattan Bank, as Administrative Agent, and Barclays Bank PLC as Documentation Agent.

     Exhibit 5   Joint Filing Agreement.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.




Date:  June 12, 1998                     ENRON CAPITAL & TRADE
                                         RESOURCES CORP.

                                         By: /s/ PEGGY B. MENCHACA
                                            -----------------------------------
                                         Name:  Peggy B. Menchaca
                                         Title: Vice President and Secretary



Date:  June 12, 1998                     ENRON CORP.

                                         By: /s/ PEGGY B. MENCHACA
                                            -----------------------------------
                                         Name:  Peggy B. Menchaca
                                         Title:  Vice President and Secretary


Date:  June 12, 1998                     JOINT ENERGY DEVELOPMENT
                                         INVESTMENTS II LIMITED PARTNERSHIP

                                         By:      Enron Capital Management II
                                                  Limited Partnership,
                                                  its general partner

                                         By:      Enron Capital II Corp.,
                                                  its general partner

                                         By: /s/ PEGGY B. MENCHACA
                                            -----------------------------------
                                         Name:  Peggy B. Menchaca
                                         Title:  Vice President and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.

Name and Business Address                  Citizenship              Position and Occupation
-------------------------                  -----------              -----------------------
1400 Smith Street
Houston, TX  77002

Mark A. Frevert                            U.S.A.                   Director; President - ECT
                                                                    Europe and Managing Director

Mark E. Haedicke                           U.S.A.                   Director; Managing Director - Legal

Kevin P. Hannon                            U.S.A.                   Director; President and Chief
                                                                    Operating Officer

Kenneth D. Rice                            U.S.A.                   Director; Chairman of the Board,
                                                                    Chief Executive Officer and
                                                                    Managing Director; Chairman and
                                                                    Chief Executive Officer - ECT North
                                                                    America

Gene E. Humphrey                           U.S.A.                   Vice Chairman

Lou L. Pai                                 U.S.A.                   Managing Director

Amanda K. Martin                           U.S.A.                   President - Energy and Finance
                                                                    Services

John B. Echols, Jr.                        U.S.A.                   Managing Director and Chief
                                                                    Accounting Officer

Donald C. Bentley II                       U.S.A.                   Senior Vice President

Marty Sunde                                U.S.A.                   Senior Vice President

Rebecca C. Carter                          U.S.A.                   Vice President and Chief Control
                                                                    Officer

Robert J. Hermann                          U.S.A.                   Vice President and General Tax
                                                                    Counsel

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Name and Business Address                          Citizenship      Position and Occupation
-------------------------                          -----------      -----------------------
 Robert A. Belfer                                   U.S.A.          Director; Chairman, President and Chief
 767 Fifth Avenue, 46th Fl.                                         Executive Officer,
 New York, NY 10153                                                 Belco Oil & Gas Corp.

 Norman P. Blake, Jr.                               U.S.A.          Director; Chairman, United States
 USF&G Corporation                                                  Fidelity and Guaranty Company
 6225 Smith Ave. LA0300
 Baltimore, MD 21209

 Ronnie C. Chan                                     U.S.A.          Director; Chairman of Hang Lung
 Hang Lung Development                                              Development Group
    Company Limited
 28/F, Standard Chartered
    Bank Building
 4 Des Vouex Road Central
 Hong Kong

 John H. Duncan                                     U.S.A.          Director; Investments
 5851 San Felipe, Suite 850
 Houston, TX 77057

 Joe H. Foy                                         U.S.A.          Director; Retired Senior Partner,
 404 Highridge Dr.                                                  Bracewell & Patterson, L.L.P.
 Kerrville, TX 78028

 Wendy L. Gramm                                     U.S.A.          Director; Former Chairman, U.S. Commodity
 P. O. Box 39134                                                    Futures Trading
 Washington, D.C. 20016                                             Commission

 Ken L. Harrison                                    U.S.A.          Director; Vice Chairman of Enron Corp.
 121 S. W. Salmon Street
 Portland, OR 97204

 Robert K. Jaedicke                                 U.S.A.          Director;  Professor (Emeritus), Graduate
 Graduate School of Business                                        School of Business Stanford University
 Stanford University
 Stanford, CA 94305

 Charles A. LeMaistre                               U.S.A.          Director;  President (Emeritus),
 13104 Travis View Loop                                             University of Texas M.D. Anderson Cancer
 Austin, TX 77030                                                   Center

 Jerome J. Meyer                                    U.S.A.          Director;  Chairman and Chief Executive
 26600 S. W. Parkway                                                Officer, Tektronix, Inc.
 Building 63; P. O. Box 1000
 Wilsonville, OR 97070-1000

 John A. Urquhart                                   U.S.A.          Director; Vice Chairman of
 John A. Urquhart Assoc.                                            Enron  Corp.; President, John A. Urquhart
 111 Beach Road                                                     Associates
 Fairfield, CT 06430

 John Wakeham                                        U.K.           Director;  Former U.K.  Secretary of State
 Pingleston House                                                   for  Energy and  Leader of  the Houses  of
 Old Alresford                                                      Commons and Lords
 Hampshire S024 9TB
 United Kingdom

 Charls E. Walker                                   U.S.A.          Director; Chairman, Walker & Walker, LLC
 Walker & Walker, LLC.
 10220 River Road, Ste. 105
 Potomac, Maryland 20854

 Bruce G. Willison                                  U.S.A.          Director; President and Chief Operating
 4900 Rivergrade Road                                               Officer, Homes Savings of America
 Irwindale, CA 91706

 Herbert S. Winokur, Jr.                            U.S.A.          Director; President, Winokur &
 Winokur & Associates, Inc.                                         Associates, Inc.
 30 East Elm Ct.
 Greenwich, CT 06830


 1400 Smith Street
 Houston, TX 77002

 Kenneth L. Lay                                     U.S.A.          Director; Chairman and Chief Executive
                                                                    Officer

 Jeffrey K. Skilling                                U.S.A.          Director; President and Chief Operating
                                                                    Officer

 J. Clifford Baxter                                 U.S.A.          Senior Vice President, Corporate
                                                                    Development

 Richard A. Causey                                  U.S.A.          Senior Vice President and Chief
                                                                    Accounting and Information Officer

 James V. Derrick, Jr.                              U.S.A.          Senior Vice President and General Counsel

 Andrew S. Fastow                                   U.S.A.          Senior Vice President, Finance

 Stanley C. Horton                                  U.S.A.          Chairman  and  Chief Executive Officer,
                                                                    Enron Gas Pipeline Group

 Rebecca P. Mark                                    U.S.A.          Vice Chairman; Chairman and Chief
                                                                    Executive  Officer, Enron International
                                                                    Inc.

 Thomas E. White                                    U.S.A.          Chairman, Chief Executive Officer and
                                                                    President, Enron Ventures Corp.

                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.

Name and Business Address                  Citizenship              Position and Occupation
-------------------------                  -----------              -----------------------
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.                      U.S.A.                   Director

Mark A. Frevert                            U.S.A.                   Director

Kenneth D. Rice                            U.S.A.                   Director; Chairman, Chief Executive
                                                                    Officer and Managing Director

Gene E. Humphrey                           U.S.A.                   President and Managing Director

Richard B. Buy                             U.S.A.                   Managing Director

Andrew S. Fastow                           U.S.A.                   Managing Director

Mark E. Haedicke                           U.S.A.                   Managing Director and General Counsel

Jeremy M. Blachman                         U.S.A.                   Vice President

William W. Brown                           U.S.A.                   Vice President

Rebecca C. Carter                          U.S.A.                   Vice President

Robert J. Hermann                          U.S.A.                   Vice President and General Tax Counsel

Clifford P. Hickey                         U.S.A.                   Vice President

Jeffrey McMahon                            U.S.A.                   Vice President, Finance and Treasurer

Jordan H. Mintz                            U.S.A.                   Vice President, Tax and Tax Counsel

Kristina M. Mordaunt                       U.S.A.                   Vice President and Assistant General
                                                                    Counsel

Julia Heintz Murray                        U.S.A.                   Vice President and General Counsel,
                                                                    Finance

Andrea Vail                                U.S.A.                   Vice President

                                EXHIBIT INDEX


     Exhibit 1 Securities Purchase Agreement dated as of June 3, 1998 among the Issuer, ECT and JEDI II.

     Exhibit 2 Registration Rights Agreement dated as of June 3, 1998 by and among the Issuer, ECT and JEDI II.

     Exhibit 3 Certificate of Designations for 7% (8% Paid in Kind) Series A Cumulative Convertible Preferred Stock of Costilla Energy, Inc.

     Exhibit 4 Revolving Credit Agreement dated as of May 26, 1998 among Joint Energy Development Investments II Limited Partnership, as Borrower, the Banks named therein, as Banks, The Chase Manhattan Bank, as Administrative Agent, and Barclays Bank PLC as Documentation Agent.

     Exhibit 5   Joint Filing Agreement.